Exhibit 1.4

chinadotcom Provides Update on Share Repurchase Program

HONG KONG October 16, 2002 chinadotcom corporation [NASDAQ: CHINA; Website: www.corp.china.com], a leading integrated enterprise solutions company in Asia, today provided an update on its share repurchase program. chinadotcom announced its long term share repurchase program in September 2001 and has proceeded to buy shares on a regular basis since that time. In accordance with the company’s buyback policy and subject to regulatory as well as market volume limitations, to date the company has purchased approximately 1.74 million common shares for an aggregate purchase value of US$4.4 million.

Depending on market conditions and other factors, repurchases may be made from time to time in the open market and in negotiated transactions, including block transactions, and may be discontinued at any time. As of October 16, 2002, chinadotcom has approximately 102.7 million common shares outstanding. This number includes the 1.74 million repurchased shares which are pending cancellation.

Peter Yip, Chief Executive Officer of chinadotcom corporation, said, “We believe this stock repurchase program reflects our confidence in our business and is in the best interests of our shareholders. We will continue to prudently acquire our company shares at values below the per share cash levels, while keeping in mind the need to preserve cash overall for investment in the long term company future. Despite the difficult market environment we remain optimistic about the long term future of our business and will continue working hard to improve our operating performance going forward.”

For more information about chinadotcom and its new positioning, its service and product offerings and the corporate materials, please navigate the newly launched website www.corp.china.com.

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About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise solutions company offering technology, marketing and media services for companies throughout Greater China and the Asia-Pacific region, the US and the UK. With operations in 10 markets — the companies under chinadotcom group have extensive experience in several industry groups including finance, travel and manufacturing, and in key business areas, including e-business strategy, packaged software implementation, precision marketing, and supply chain management. chinadotcom leverages this expertise with alliances and partnerships to help drive innovative client solutions.

For more information about chinadotcom corporation, please visit www.corp.china.com

Safe Harbor Statement

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2001 on Form 20-F filed on June 11, 2002.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager
Tel:        (852) 2961 2750
Fax:        (852) 2571 0410
e-mail:    jane.cheng@hk.china.com

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